UNANIMOUS CONSENT OF DIRECTORS OF

                 LUCAS EDUCATIONAL SYSTEMS, INC.


          The undersigned, being all of the duly elected and incumbent directors of Lucas Educational Systems, Inc., a Nevada corporation (the "Company"), acting pursuant to Section 78.315 of the Nevada Revised Statutes, do hereby unanimously consent to and adopt the following resolutions, effective the latest date hereof unless indicated otherwise, to-wit:

          RESOLVED, that the Company amend the written compensation agreement to compensate two individual consultants (Karl S. Smith and Dennis P. Nielsen) which was executed by the Company and these consultants on October 8, 1998, and which amendment shall reduce the exercise price from $1.75 per share to $0.375 per share, as outlined in the letters of Messers. Smith and Nielsen dated October 19, 1998, which are attached hereto and incorporated herein by reference.



Date: 10/20/98                /s/Jerry R. Lucas
                              Jerry R. Lucas

Date: 10/20/98                /s/Cheryl W. Lucas
                              Cheryl W. Lucas

October 19, 1998

Jerry R. Lucas, President
Lucas Educational Systems, Inc.

Facsimile Number (805) 434-9607

Subject: S-8 Registration Statement, related written compensation agreement and stock options granted therein for compensation

Dear Jerry:

          The current stock price for shares of Lucas has dropped to an average of $0.74 per share, and the volume is as low as 1,000 shares on some days. Even if the options granted were exercised at the current price of $1.75 per share, neither Karl or I would be able to sell them so we could be fairly compensated for our non-capital raising services, which we estimate to have a value of approximately $115,000 each.

          Under the circumstances, we believe the Registration Statement and written compensation agreement should be amended to reduce the exercise price to grant us the option to purchase these securities at not more than $0.375 per share. This may require Lucas expense the total value of the bid price of these securities, rather than what we are paying, but it is fair compensation to us.

          If this is acceptable, let Leonard know.

          Thanks,

          /s/Dennis P. Nielsen
          Dennis P. Nielsen
          Consultant

ACCEPTED this 19th day of October 1998.

/s/Jerry Lucas
Jerry Lucas, President
October 19, 1998

Jerry R. Lucas, President
Lucas Educational Systems, Inc.

Facsimile Number (805) 434-9607

Subject: S-8 Registration Statement, related written compensation agreement and stock options granted therein for compensation

Dear Jerry:

          The current stock price for shares of Lucas has dropped to an average of $0.74 per share, and the volume is as low as 1,000 shares on some days. Even if the options granted were exercised at the current price of $1.75 per share, neither Dennis or I would be able to sell them so we could be fairly compensated for our non-capital raising services, which we estimate to have a value of approximately $115,000 each.

          Under the circumstances, we believe the Registration Statement and written compensation agreement should be amended to reduce the exercise price to grant us the option to purchase these securities at not more than $0.375 per share. This may require Lucas expense the total value of the bid price of these securities, rather than what we are paying, but it is fair compensation to us.

          If this is acceptable, let Leonard know. I am going to give him 50,000 shares of my "restricted securities" in Lucas for his fees, so that Lucas Educational Systems, Inc., will not have to pay for preparing the Registration Statement.

          Thanks,

          /s/Karl Smith
          Karl Smith
          Consultant

ACCEPTED this 19th day of October 1998.

/s/Jerry Lucas
Jerry Lucas, President